THAICOM Public Company Limited
(Company Registration No.0107536000897)
41/103 Rattanathibet Rd., Nonthaburi 11000, THAILAND
Tel. (66) 2591-0736 to 49, 2596 5060, Fax. (66) 2591-0705
www.thaicom.net, www.ipstar.com

THAICOM
THAICOM PUBLIC COMPANY LIMITED

RECEIVED
2009 SEP 24 A 9:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref. No. TC 313/2009

09047001

September 4, 2009

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of ~~Thailand of Thaicom Public Company Limited~~ Shin Satellite Public Co Ltd

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2 (b)(1)(iii) and on behalf of Thaicom Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, TC-CP 034/2009**

  Subject: Report on the results of the exercise of warrants (ESOP Grant IV and V) in August 2009

  Date: September 4, 2009

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 596-5072 or by emailing tanyapasc@thaicom.net

Thank you for your attention in this matter.

Faithfully yours,

Ms. Tanyapas Chuaychoo
Corporate Communications Manager
Thaicom Public Company Limited
Enclosure

9/30

Summary Translation Letter
To the Stock Exchange of Thailand
September 4, 2009

TC-CP 034/2009

September 4, 2009

Subject: Report on the results of the exercise of warrants (ESOP Grant IV and V) in August 2009.

To: The President
The Stock Exchange of Thailand

THAICOM Public Company Limited (the "Company") issued and offered warrants to purchase the Company's ordinary shares ("Warrants") to directors and employees of the Company. The details of Warrants now are as follows;

Details of ESOP	**Grant IV**	**Grant V**
The number of warrants (units)	7,562,100	10,033,800
Issuing Date	May 31, 2005	May 31, 2006
Exercise Price (Baht/Share)	16.441	11.87
Exercise Ratio (warrant : ordinary share)	1:1.02245	1:1
Maturity of Warrants	5 years from the issuing date	

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant IV and V) in August 2009, as follows;

Outstanding of ESOP	**Grant IV**	**Grant V**
No. of exercised warrants in this month (units)	-	-
No. of remaining unexercised warrants (units)	7,562,100	10,033,800
No. of shares derived from this exercise (shares)	-	-
No. of remaining shares reserved for warrants (shares)	7,732,100	10,058,800